Mail Stop 3561

April 16, 2010

Jonathan Lamb
General Counsel and Company Secretary
Cascal N.V.
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom

>   **Re: Cascal N.V.**
>   **Form 20-F for the Fiscal Year Ended March 31, 2009**
>   **Filed July 1, 2009**
>   **File No. 001-33921**

Dear Mr. Lamb:

We have completed our review of the above-referenced filing and have no further comments at this time

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan Waxman
        Squire, Sanders & Dempsey L.L.P.
        Via Facsimile